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                                                                   EXHIBIT 99.2

                               [ARCH LETTERHEAD]

                            ________________, 1998


To Our Stockholders:

        You are cordially invited to attend a Special Meeting of Stockholders of Arch Petroleum Inc. ("Arch") at __________________, Fort Worth, Texas, on _____________, ______________________, 1998, at 9:00 a.m., local time.

        At the Special Meeting, you will be asked to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") among Arch, Pogo Producing Company ("Pogo") and a wholly owned subsidiary of Pogo, pursuant to which the subsidiary would merge (the "Merger") with and into Arch. If the Merger becomes effective, each share of Arch common stock will be converted into the right to receive 0.09615 of a share of Pogo common stock, and each share of Arch preferred stock will be converted into the right to receive 0.9615 of a share of Pogo common stock, in each case together with any associated rights to purchase Series A Junior Participating Preferred Stock of Pogo. The determination of the exchange ratios is described more fully in the accompanying Proxy Statement/Prospectus.

        The Board of Directors of Arch believes that the proposed Merger is fair to, and in the best interests of, Arch and its stockholders and unanimously recommends that you vote FOR adoption and approval of the Merger Agreement and the transactions contemplated thereby. In addition, the Board of Directors has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation that the consideration to be received by non-affiliated holders of Arch common stock in the Merger is fair to such non-affiliate stockholders from a financial point of view. Approval and adoption of the Merger Agreement requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Arch common stock and Arch preferred stock voting together as one class and (ii) the holders of at least 66 2/3% of Arch preferred stock voting as a separate class.

        You are urged to read carefully the accompanying Proxy Statement/Prospectus and the Appendices in their entirety for a complete description of the Merger and the Merger Agreement. Whether or not you plan to attend the Special Meeting, please be sure to date, sign and return the proxy card in the enclosed postage-paid envelope as promptly as possible so that your shares may be represented at the Special Meeting and voted in accordance with your wishes.

                                        Sincerely,


                                        Johnny H. Vinson
                                        Chairman of the Board